UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934



                      BARRISTER INFORMATION SYSTEMS CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                       Common Stock  - $.24 Par Value per share
          _________________________________________________________________
                            (Title of Class of Securities


                                      06859-20-0
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                    MARCH 20, 1998
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          CUSIP NO. 06859-20-0

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       1,598,100
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              1,598,100

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,598,100

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.450%

          14.  TYPE OF REPORTING PERSON*

               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

                (a) Title and Class of Security:

                    Barrister Information Systems Corporation (the "Issuer") Common Stock, $.24 Par Value per share ("the Shares")

                (b) Name of Issuer and Address of Issuer's Principal
                    Executive Offices:

                    Barrister Information Systems Corporation
                    465 Main Street
                    Buffalo, New York  14203


          ITEM 2.   IDENTITY AND BACKGROUND.

                    FIRST CAROLINA INVESTORS, INC.

          State of organization:        Delaware

          Principal Business:           Closed-end non-diversified
                                        management investment company

          Address:       1130 East 3rd St., Suite 410
                         Charlotte, North Carolina  28204

          Directors:     H. Thomas Webb, III
                         Brent D. Baird
                         Bruce C. Baird
                         Patrick W.E. Hodgson
                         Theodore E. Dann, Jr.

          Executive      H. Thomas Webb, III - President
          Officers:      Brent D. Baird -  Chairman of the Board
                         Bruce C. Baird -  Vice President
                                           Secretary
                                           Treasurer

                    (d)  No
                    (e)  No

          Information on Individual Directors and Executive Officers pursuant to Instruction C:

                    (a)  H. Thomas Webb, III
                    (b)  1130 East 3rd St., Suite 410, Charlotte, NC  28204
                    (c)  President of First Carolina Investors, Inc.
                    (d)  No
                    (e)  No
                    (f)  U.S.A.

                    (a)  Brent D. Baird
                    (b)  17 Tudor Place, Buffalo, New York  14222
                    (c)  Private Investor,
                         1350 One M&T Plaza, Buffalo, New York  14203
                    (d)  No
                    (e)  No
                    (f)  U.S.A.

                    (a)  Bruce C. Baird
                    (b)  331 Lincoln Parkway, Buffalo, New York 14216
                    (c)  President, Belmont Management Co., Inc.
                         215 Broadway, Buffalo, New York  14204
                    (d)  No
                    (e)  No
                    (f)  U.S.A.

                    (a)  Patrick W.E. Hodgson
                    (b)  60 Bedford Road, Toronto,
                         Ontario M5R 2K2
                    (c)  President, Cinnamon Investments Limited,
                         60 Bedford Road, Toronto, Ontario M5R 2K2
                    (d)  No
                    (e)  No
                    (f)  Canada

                    (a)  Theodore E. Dann, Jr.
                    (b)  540 Mill Road, East Aurora, New York 14052
                    (c)  President, Buffalo Technologies Corp.
                         750 East Ferry, Buffalo, New York  14211
                    (d)  No
                    (e)  No
                    (f)  U.S.A.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          The source of funds used for the purchase of Shares by First Carolina Investors, Inc. was its working capital. First Carolina Investors, Inc. did not borrow any funds to acquire the Shares. The amount of funds paid for the Shares by First Carolina Investors, Inc. was approximately $799,050.


          ITEM 4.  PURPOSE OF TRANSACTION.

          The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person intends to continue to evaluate its investment in the Shares. The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon its evaluation of its investment, upon the amounts and prices of available Shares, and upon other relevant circumstances.

          Henry T. Semmelhack, the Chairman, President and Chief Executive Officer of the Issuer, has asked Brent D. Baird, Chairman of the Reporting Person, whether he would be wiling to serve as a member of the Board of Directors of the Issuer. Mr. Baird indicated to Mr. Semmelhack that he would be willing to serve, if elected, as a member of the Board of Directors of the Issuer.

          Except as previously described, the Reporting Person has no plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) Any action similar to any of those enumerated above.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 1,598,100 Shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          First Carolina Investors,          1,598,100          19.450%
          Inc.



             (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 8,216,364 Shares. In the Issuer's Form 10-Q for the quarter ended December 26, 1997, the Issuer reported that the number of Shares outstanding as of January 23, 1998 is 8,216,364 Shares.

          (b) The Reporting Person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchase of the Shares was effected during the past sixty days:

               On March 20, 1998, First Carolina Investors, Inc.
               purchased 1,598,100 Shares for a purchase price of $.50 per share in a private transaction.

          (d) Not applicable

          (e) Not applicable

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    not applicable

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 26th day of March, 1998.


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
             Brent D. Baird, Chairman